United States
Securities and Exchange Commission
Washington, D.C.   20549

Form 12b-25

Notification of Late Filing

(Check one):
  [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K
  [ ]Form 10-Q   [X]Form N-SAR  [ ]Form N-CSR

For the Period Ended: July 31, 2004

     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR

     For the Transition Period Ended:_________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________

Part I - Registrant Information

Full Name of Registrant
      AllianceBernstein Greater China '97 Fund, Inc.

Former Name if Applicable
      ______________________________________________

Address of Principal Executive Office (Street & Number)
      1345 Avenue of the Americas
      New York, NY 10105

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

    (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form N-SAR for the fiscal year ended July 31, 2004 without unreasonable effort or expense because certain information needs to be confirmed and clarified prior to its inclusion in the Annual Report.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification
    Vince Noto    (201) 319-4145

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s).
                                              [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [ ]Yes  [X]No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AllianceBernstein Greater China '97 Fund, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2004                         By: /s/ Vincent Noto
                                                    Vincent Noto
                                                    Controller